Filed by Alberto-Culver Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Alberto-Culver Company (Commission File No. 1-5050)

The following was made available to employees of the Sally Beauty and Beauty Systems Group Family of Companies.

June 19, 2006

TO:	EMPLOYEES OF THE SALLY BEAUTY COMPANY AND BEAUTY SYSTEM GROUP FAMILY OF COMPANIES

FROM:	GARY WINTERHALTER

The Sally Beauty Company and Beauty Systems Group family of companies will soon become an independent, publicly traded company listed on the New York Stock Exchange. This welcome and exciting development is a result of a plan announced today by Alberto-Culver, which following the transaction will focus on consumer products.

What does this mean for Sally/BSG?

Most importantly, as a standalone company we will have the opportunity and flexibility to pursue strategic goals and growth opportunities that are completely aligned with our business priorities. In practical terms this means we will be able to invest in our business solely on the basis of what is good for Sally/BSG. And that is exactly our game plan.

In our new form, we will be better able to pursue initiatives aimed at generating growth, including increased marketing, promotion and advertising, as well as other brand building investments. As an independent company we also will be able to better implement operating enhancements that will have a meaningful improvement on our long-term performance. While we expect our transformation into a public company will result in many constructive changes, many of our current strategies, activities and business practices are proven, and they will not change. Likewise, we will have continuity in our leadership team and I will be assuming the post of CEO, effective at the completion of the transaction.

I am also pleased that we will have Clayton, Dubilier, & Rice, (CD&R) as a major shareholder in our company. CD&R is one of the most respected private equity investment firms in the world with a reputation for supporting businesses and helping them to grow profitably. The firm has a particularly strong record of investment success and deep experience with leading distribution and branded multi-location businesses such as Hertz, Kinko’s, Culligan and Lexmark, as well as experience in the beauty industry while the firm owned Jafra Cosmetics, a direct sales company it acquired from Gillette. CD&R’s backing will send a strong message to the financial markets about our outstanding prospects.

Why this Make Sense for Us

As most of you know, through the 1990’s the Sally and BSG families of companies were rapidly growing as was Alberto-Culver’s Consumer Products Division (a division separate and apart from Sally/BSG). Initially, it was relatively easy to operate the different lines of business (distribution in the case of Sally/BSG, and product design and manufacturing in the case of Consumer Products) independently, each on its own success track. However, as each business grew, conflicts between Sally/BSG’s suppliers and Consumer Products’ competitors emerged. We attempted earlier this year to resolve this situation when we announced the merger with Regis. While that transaction never came to fruition, the rationale was sound and we feel the opportunity to become an independent company presented in the current plan is even more exciting for everyone associated with Sally/BSG.

Attached to this letter is a question and answer document that we hope addresses some of the issues or concerns you might have. As you forward questions to us through your supervisors, we will continue to update this list. We expect to complete the transaction in the fourth quarter of 2006, and during that time we will be providing updates through regular meetings, emails and postings. In addition, we will establish a toll-free number to call and leave questions.

Thank you for all of your hard work and for extra focus during this transition period as we forge an exciting new corporate identity as a public company. As we move forward, I believe we will become an even more customer focused and successful enterprise with a very rewarding future for all of us.

Sincerely,

Gary Winterhalter

President

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: risks inherent in acquisitions, divestitures and strategic alliances; the pattern of brand sales; loss of distributorship rights; competition within the relevant product markets; loss of one or more key employees; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the Company’s 2005 Annual Report on Form 10-K filed with the SEC and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

In connection with this proposed transaction, a registration statement of New Sally Holdings, Inc., which will contain a proxy statement/prospectus, will be filed with the Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus and all relevant documents filed by Alberto-Culver Company with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Alberto-Culver Company, from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450- 3145.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.